UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 4)*

Under the Securities Exchange Act of 1934

Colombia Goldfields Ltd.
(Name of Issuer)

Common Stock, par value $0.00001
 (Title of Class of Securities)

81371R100
(CUSIP Number)

Thomas W. Lough
#208-8 King Street East
Toronto, Ontario
Canada M5C 1B5
(416) 361-9640
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 81371R100	SCHEDULE 13D	Page 2 of 15 Pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Investcol Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Belize
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 81371R100	Page 3 of 15 Pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RNC (Management) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Belize
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,565,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,565,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,565,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 81371R100	Page 4 of 15 Pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Thomas W. Lough
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
775,000

	8	SHARED VOTING POWER
11,565,000

	9	SOLE DISPOSITIVE POWER
775,000

	10	SHARED DISPOSITIVE POWER
11,565,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,340,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 81371R100	Page 5 of 15 Pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ian G. Park
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
4,288,360

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,288,360

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,288,360
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 81371R100	Page 6 of 15 Pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
J. Randall Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
1,650,000

	8	SHARED VOTING POWER
11,565,000

	9	SOLE DISPOSITIVE POWER
1,650,000

	10	SHARED DISPOSITIVE POWER
11,565,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,215,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 81371R100	Page 7 of 15 Pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sergio D. Rios
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nicaragua
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,565,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,565,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,565,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This statement constitutes Amendment No. 4 to the Schedule 13D relating to the shares of common stock, par value $0.00001 (the "Shares") of Colombia Goldfields Ltd., a Delaware corporation (the "Issuer"), filed on May 31, 2006 (the "Original 13D" and, together with Amendment No. 1 filed on August 28, 2006, Amendment No. 2 filed on December 20, 2006, Amendment No. 3 filed on September 17, 2007 and this Amendment No. 4, the "Schedule 13D"), on behalf of the Reporting Persons (as defined below). Information in the Original 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 remains in effect except to the extent that it is superseded by subsequently filed information, including the information contained in this Amendment No. 4. Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Original 13D. The executive offices of the Issuer are located at #208-8 King Street East, Toronto, Ontario, Canada M5C 1B5.

This Amendment No. 4 to the Schedule 13D relates to the dissolution of Investcol Limited and the distribution of the Shares beneficially owned by Investcol Limited in connection therewith on December 23, 2008.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

This Schedule 13D is filed by:

(1) Investcol Limited, a corporation existing under the laws of Belize ("Investcol");

(2) RNC (Management) Limited, a corporation existing under the laws of Belize ("RNC");

(3) Thomas W. Lough, a citizen of Canada;

(4) Ian G. Park, a citizen of Canada;

(5) J. Randall Martin, a citizen of the United States; and

(6) Sergio D. Rios, a citizen of Nicaragua (Mr. Rios, together with the foregoing persons, collectively, are referred to herein as the "Reporting Persons").

Investcol is a corporation organized under the laws of Belize, with its principal business located at #208-8 King Street East, Toronto, Ontario, Canada M5C 1B5. Investcol's principal business is investing in mining properties in the Republic of Colombia.

RNC is a corporation organized under the laws of Belize, with its principal business located at #208-8 King Street East, Toronto, Ontario, Canada M5C 1B5. RNC's principal business is investing in mining properties in Latin America.

Mr. Lough, an accountant, is President of the Issuer. Mr. Lough's business address is #208-8 King Street East, Toronto, Ontario, Canada M5C 1B5.

Mr. Park, a geologist, is a consultant based in Canada. Mr. Park's business address is #208-8 King Street East, Toronto, Ontario, Canada M5C 1B5.

Mr. Martin, a mining engineer, is Chief Executive Officer and Vice Chairman of the Board of Directors of the Issuer. Mr. Lough's business address is #208-8 King Street East, Toronto, Ontario, Canada M5C 1B5.

Mr. Rios, an executive, is President of RNC. Mr. Rios's business address is #208-8 King Street East, Toronto, Ontario, Canada M5C 1B5.

During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedules I through II, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The information set forth in Schedules I through II is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following:

In connection with the dissolution of Investcol, on December 23, 2008, the Shares beneficially owned by Investcol were distributed to the holders of equity interests in Investcol and to certain other parties. In the distribution, RNC acquired 11,565,000 Shares, and Mr. Park acquired sole beneficial ownership of 3,185,000 Shares.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

In connection with the dissolution of Investcol, its assets, including the Shares beneficially owned by Investcol, were distributed to the holders of equity interests in Investcol and to certain other parties on December 23, 2008. In the distribution, RNC acquired 11,565,000 Shares, and Mr. Park acquired sole beneficial ownership of 3,185,000 Shares.

The Reporting Persons do not have any current plans or proposals which would relate to or would result in:

(a)

The disposition of securities of the Issuer;

(b)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)

A sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)

Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

Any material change in the present capitalization or dividend policy of the Issuer;

(f)

Any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)

Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

Any action similar to any of those enumerated above.

Item 5. Interest in the Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

(a)

Based on the most recent information available, the aggregate number and percentage of the Shares that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

(b)

The number of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

Mr. Lough, as the holder of a 40% equity interest in RNC, disclaims beneficial ownership of Shares held directly by RNC in excess of Mr. Lough's 40% proportionate interest therein.

Mr. Martin, as the holder of a 40% equity interest in RNC, disclaims beneficial ownership of Shares held directly by RNC in excess of Mr. Martin's 40% proportionate interest therein.

Mr. Rios, as the holder of a 20% equity interest in RNC, disclaims beneficial ownership of Shares held directly by RNC in excess of Mr. Rios's 20% proportionate interest therein.

(c)

Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Schedules I through II beneficially owns, or during the past 60 days has acquired or disposed of, any Shares.

(d)

Except as described herein, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares held by the Reporting Persons other than each of the Reporting Persons.

(e)

Investcol and Mr. Park both ceased to be beneficial owners of more than five percent of the Shares on December 23, 2008.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:

Except as set forth in this Schedule 13D, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedules I through II have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

99.1	Agreement as to Joint Filing of Schedule 13D, dated January 2, 2009, by and among the Reporting Persons

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2009

INVESTCOL LIMITED	RNC (MANAGEMENT) LIMITED

By: /s/ Thomas W. Lough	By: /s/ Thomas W. Lough
Name: Thomas W. Lough	Name: Thomas W. Lough
Title: President	Title: Vice President & Director

THOMAS W. LOUGH	IAN G. PARK

/s/ Thomas W. Lough	/s/ Ian G. Park

J. RANDALL MARTIN	SERGIO D. RIOS

/s/ J. Randall Martin	/s/ Sergio D. Rios

SCHEDULE I

CERTAIN INFORMATION REGARDING THE DIRECTORS
AND EXECUTIVE OFFICERS OF INVESTCOL LIMITED

Set forth in the table below is certain information concerning each of the executive officers, directors and other control persons of Investcol.

The business address of each director and executive officer of Investcol is #208-8 King Street East, Toronto, Ontario, Canada M5C 1B5.

Name	Principal Occupation	Citizenship

Thomas W. Lough	Accountant	Canada
President & Director

Ian G. Park	Geologist	Canada
Vice President & Director

J. Randall Martin	Mining Engineer	United States
Director

SCHEDULE II

CERTAIN INFORMATION REGARDING THE DIRECTORS
AND EXECUTIVE OFFICERS OF RNC (MANAGEMENT) LIMITED

Set forth in the table below is certain information concerning each of the executive officers, directors and other control persons of RNC.

The business address of each director and executive officer of RNC is #208-8 King Street East, Toronto, Ontario, Canada M5C 1B5.

Name	Principal Occupation	Citizenship

J. Randall Martin	Mining Engineer	United States
Chairman of the Board of Directors

Sergio D. Rios	Executive	Nicaragua
President & Director

Thomas W. Lough	Accountant	Canada
Vice President & Director